SUPPLEMENTAL FREE WRITING PROSPECTUS


                                  CWALT, INC.
                                   Depositor

                         [LOGO OMITTED]]COUNTRYWIDE(R)
                                  Home Loans
                                    Seller

                      Countrywide Home Loans Servicing LP
                                Master Servicer


                    Alternative Loan Trust Series 2005-IM1
             Alternative Loan Trust Certificates, Series 2005-IM1
                         Distributions payable monthly

This Supplemental Free Writing Prospectus relates only to the securities captioned above and should only be read together with the Computational Materials prepared November 29, 2005 relating to these securities and the Free Writing Prospectus Supplement of the seller dated December 1, 2005.


The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates with a file number of 333-125902. Before you invest, you should read the prospectus in that registration statement (which prospectus is attached as Exhibit A hereto) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Although a registration statement (including the prospectus) relating to the securities discussed in this free writing prospectus has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed herein has not been filed with the Securities and Exchange Commission. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed herein.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this free writing prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.




                              December 1, 2005


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                                THE ORIGINATOR

General

Impac Funding Corporation (the "Originator") will be the originator with respect to 96.05% of the Mortgage Loans. The Originator is a wholly owned subsidiary of Impac Mortgage Holdings, Inc., a publicly traded company which trades on the New York Stock Exchange under the ticker symbol "IMH". The Originator is a mortgage company that acquires, purchases and sells primarily first-lien non-conforming Alt-A mortgage loans from a network of third party correspondents, mortgage bankers, and brokers.

For the twelve months ending December 31, 2004, the Originator acquired and originated $21.5 billion of mortgage loans. As of December 31, 2004, the Originator employed approximately 600 employees. The Originator commenced lending operations in November of 1995. It is headquartered in Newport Beach, California.

Underwriting Guidelines

The Option ARM feature provides the borrower an ARM loan combined with the flexibility of multiple payment options. The borrower may select at each monthly payment the option to pay the required minimum payment (which may result in negative amortization) or an interest-only payment or one of the following fully amortizing payment periods of 15 years or 30 years.

The interest rate adjusts monthly, unless the borrower selects an introductory 3-month fixed period, then subsequent adjustments are monthly.

The loan payment changes each year and may increase or decrease substantially based on the changes in the interest rate and the payment adjustment is capped at 7.5% of the previous minimum monthly payment. However, there is no payment cap when the loan is recast every 5 years or immediately if the negative amortization reaches or exceeds 110%. When the loan is recast, the payment required to fully amortize the loan over the remaining term becomes the new minimum payment and the payment cap of 7.5% does not apply. Recasting ensures the loan is paid off within the scheduled amortization period of 30 years.

The full amortizing payment is mandatory at the 5-year recasting period for the 12 months following (7.5% payment cap does not apply); when the loan balance exceeds 110% cap (the 7.5% payment cap does not apply), or at the final Payment Change Date.

The Option ARM has a choice of two indices as follows:

o Average of Interbank offered rate for 1-month U.S. dollar-denominated deposits in the London market (LIBOR) as published in the Wall Street Journal, or

o "Twelve-Month Average" of the annual yields on actively traded United States Treasury Securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in the Federal Reserve Statistical Release entitled "Selected Interest Rates (H.15)" (the "Monthly Yields"). To determine the Twelve Month Average add the Monthly Yields for the most recently available twelve months and divide by 12.

All of the mortgage loans originated under the Option ARM Progressive Series I and II Programs are prior approved and/or underwritten either by employees of the Originator or underwritten by contracted mortgage insurance companies or delegated conduit sellers. All of the Series I and Series II Program mortgage loans with loan-to-value ratios at origination in excess of 80% have mortgage insurance by Radian. The borrower may elect to have primary mortgage insurance covered by their loan payment. If the borrower makes such election, a loan-to-value ratio between 80.01% and 85.00% requires 22% coverage, a loan-to-value ratio between 85.01% and 90.00% requires 25% coverage, a loan-to-value ratio between


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90.01% and 95.00% requires 30% coverage. The Option ARM mortgage loans in general, the maximum amount for mortgage loans originated under the Option ARM Progressive Series Program is $2 million, owner-occupied, second home and $1 million on non-owner occupied. Generally, on owner-occupied properties, with a minimum credit score of 620, the maximum loan-to-value is 95% on full and reduced documentation; the CLTV generally is 90% on full documentation and 80% on reduced documentation. Generally, on second home with a minimum credit score of 620, the maximum loan-to-value is 65% full documentation the CLTV is 70% on full documentation with a loan amount of $1 million and the maximum loan-to-value is 75% full documentation the CLTV is 75% reduced documentation with a loan amount of $750,000. Generally, on non-owner occupied home, with a minimum credit score of 620, the maximum loan-to-value is 60% on full documentation, the CLTV is 70% full documentation with a loan amount of $1 million; generally on non-owner occupied, with a minimum credit score of 620, the maximum loan-to-value is 65% on reduced documentation, the CLTV is 70% with reduced documentation with a loan amount of $1 million.

         Full/Alternative Documentation and Reduced Documentation Progressive Series Programs. Each prospective borrower completes a mortgage loan application, which includes information with respect to the applicant's liabilities, income, credit history, employment history and personal information. The Originator requires a credit report on each applicant from a credit reporting company. The report typically contains information relating to credit history with local and national merchants and lenders, installment debt payments and any record of defaults, bankruptcies, repossessions or judgments.

         The Option ARM Progressive Series Program allows for approval of an application pursuant to the Full Income Documentation/Stated Assets Program available to borrowers in the Series I, II and III programs, the borrower provides full income and employment documentation information, which the Originator is required to verify. The borrower states assets on the Residential Loan Application (Fannie Mae Form 1003 or Freddie Mac Form 65); however, verification of assets is not required. With respect to the Full Income Documentation/Stated Assets Program, a mortgage loan is allowed to have a loan-to-value ratio at origination of up to 80%.

         Under each Reduced Documentation Program, which is available to borrowers in every Progressive Series Program, the Originator obtains from prospective borrowers either a verification of deposits or bank statements for the most recent one-month period preceding the mortgage loan application. Under this program the borrower provides income information on the mortgage loan application, and the debt service-to-income ratio is calculated. However, income is not verified. Permitted maximum loan-to-value ratios (including secondary financing) under the Reduced Documentation Program generally are limited.

         Under the "Stated Income Stated Assets" program available to borrowers in the Series I & II program, the borrower provides income and asset information, which the Originator is not required to verify, on the mortgage loan application. However, a debt-to-income ratio is calculated. Employment information is provided and is verbally verified. Permitted maximum loan-to-value ratios (including secondary financing) under the Stated Income Stated Asset program generally are limited.

         Credit History. The Progressive Series Program defines an acceptable credit history in each of the Series I, II and III Programs. The Series I Program defines an acceptable credit history as a borrower who has "A" credit, meaning a minimum of four trade accounts, including a mortgage and/or rental history, along with one non-traditional trade account to satisfy five trades, with 24 months credit history, or at 80% LTV and less 4 trades minimum, 2 trades with 12 months credit history plus 1 trade with a minimum 24 months credit history plus 24 months mortgage or rent history, no 30-day delinquent mortgage payments in the last 12 months, and a maximum of one 30-day delinquent payments on any revolving credit account within the past 12 months and a maximum of one 30-day delinquent payment on installment credit account within the past 12 months. However, if the loan-to-value ratio of the loan is 90% or less, consumer credit is disregarded. Bankruptcies must be at least 24 months old, fully discharged and the borrower must have re-established or re-affirmed satisfactory credit history. Foreclosures are not allowed in the past 3 years. No judgments, suits, tax liens, other liens, collections or charge-offs in the past 24 months, generally older items must be paid prior to or at closing; provided that any such judgments, suits, other liens, collections or charge-offs in the past 24 months must not exceed $500 in the aggregate and any such judgments, suits, other liens, collections or


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charge-offs older than 24 months must not exceed $2,000 in the aggregate, in either case without regard to any medical judgments, suits, tax liens, other liens, collections or charge-offs that are not excessive or impact the borrower's ability to repay the loan.

         With respect to the Series II Program, a borrower must have a minimum of four trade accounts including a mortgage and/or rental history, along with one non-traditional trade account to satisfy five trades, 80% LTV and less 4 trades minimum, 2 trades with 12 months credit history plus 1 trade with a minimum 24 months credit history plus 24 months mortgage or rent history, no 30-day delinquent mortgage payments in the last 12 months, and a maximum of one 30-day delinquent payment within the past 12 months on any installment credit account. However, if the loan-to-value ratio of the loan is 90% or less, consumer credit is disregarded. All bankruptcies must be at least 24 months old, fully discharged and the borrower must have re-established or re-affirmed satisfactory credit history. Foreclosures are not allowed in the past 3 years. No judgments, suits, tax liens, other liens, collections or charge-offs in the past 24 months, generally older items must be paid prior to or at closing; provided that any such judgments, suits, other liens, collections or charge-offs in the past 24 months must not exceed $500 in the aggregate and any such judgments, suits, other liens, collections or charge-offs older than 24 months must not exceed $2,000 in the aggregate, in either case without regard to any medical judgments, suits, tax liens, other liens, collections or charge-offs that are not excessive or impact the borrower's ability to repay the loan.

The Progressive Express(TM) Programs

         Progressive Express(TM) Programs with Documentation

         The concept of the Progressive Express(TM) Program is to underwrite the loan focusing on the borrower's Credit Score, ability and willingness to repay the mortgage loan obligation, and assess the adequacy of the mortgaged property as collateral for the loan. The Credit Score is an electronic evaluation of past and present credit accounts on the borrower's credit bureau report. This includes all reported accounts as well as public records and inquiries. The Progressive Express(TM) Program Option ARM offers two levels of mortgage loan programs. The Progressive Express(TM) Program Option ARM has a minimum Credit Score that must be met by the borrower's primary wage earner and does not allow for exceptions to the Credit Score requirement. The Credit Score requirement is as follows: Progressive Express(TM) I above 680 and Progressive Express(TM) II 680-620. Each Progressive Express(TM) program has different Credit Score requirements, credit criteria, reserve requirements, and loan-to-value ratio restrictions. Progressive Express(TM) I is designed for credit history and income requirements typical of "A+" credit borrowers. In the event a borrower does not fit the Progressive Express(TM) I criteria, the borrower's mortgage loan is placed into Progressive Express(TM) II, depending on which series' mortgage loan parameters meets the borrowers unique credit profile.

         All of the mortgage loans originated under the Progressive Express(TM) program are prior approved and/or underwritten either by employees of the Originator or underwritten by contracted mortgage insurance companies or delegated conduit sellers. Under the Progressive Express(TM) Program, the Originator underwrites single family dwellings with loan-to-value ratios at origination of up to 80%. The maximum amount for mortgage loans originated under the Progressive Express Program Option ARM program is $750,000. The borrower must disclose employment and assets which both are verified by the Originator, the loan-to-value generally must not be greater than 80%, the CLTV must not be greater than 80% with a loan amount greater than $750,000.

         In order for the property to be eligible for the Progressive Express(TM) Program, it may include a single-family residence (1-unit), 2 units, condominium and/or planned unit development (PUD). Progressive Express(TM) I & II allow owner-occupied single-family residence property subject to a maximum loan-to-value ratio of 80% and a maximum 80% CLTV on owner-occupied mortgaged properties.

         Credit History. The Progressive Express(TM) Program defines an acceptable credit history in each of the programs I through VI. Progressive Express(TM) I defines an acceptable credit history as a borrower who has "A+" credit, meaning a minimum of four trade accounts including a mortgage and/or rental


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history, along with one non-traditional trade account to satisfy five trades, no 30-day delinquent mortgage payments in the past 12 months, and a maximum of one 30-day delinquent payments on any revolving credit accounts within the past 12 months and one 30-day delinquent payment on any installment credit accounts within the past 12 months. However, if the loan-to-value ratio of the loan is 90% or less, consumer credit is disregarded. All bankruptcies must be at least 24 months old, fully discharged and the borrower must have re-established or re-affirmed satisfactory credit history. Foreclosures are not allowed in the past 3 years. No judgments, suits, tax liens, other liens, collections or charge-offs in the past 24 months, generally older items must be paid prior to or at closing.

         With respect to Progressive Express(TM) II, a borrower must have a minimum of four trade accounts including a mortgage and/or rental history, along with one non-traditional trade account to satisfy five trades, and no late mortgage payments for the past 12 months. In addition, a borrower must have a maximum of two 30-day delinquent payments on any revolving credit accounts within the past 12 months and one 30-day delinquent payment on any installment credit accounts within the past 12 months. However, if the loan-to-value ratio of the loan is 90% or less, revolving and installment credit is disregarded. All bankruptcies must be at least 24 months old, fully discharged and the borrower must have re-established or re-affirmed satisfactory credit history. Foreclosures are not allowed in the past 3 years. No judgments, suits, tax liens, other liens, collections or charge-offs allowed within the past 24 months, generally older items must be paid prior to or at closing.


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